ATHENA TECHNOLOGY ACQUISITION CORP.

125 Townpark Drive, Suite 300

Kennesaw, GA 30144

November 30, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attention:	Anuja A. Majmudar
Laura	Nicholson
Craig	Arakawa
Steven	Lo

Re:	Acceleration Request of Athena Technology Acquisition Corp.
Registration	Statement on Form S-4
File	No. 333-258606

Ladies and Gentlemen:

Athena Technology Acquisition Corp. (the “Company”) hereby requests, pursuant to conversations with the staff of the United States Securities and Exchange Commission and Rule 461 of the Securities Act of 1933, as amended, that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. (ET) on Thursday, December 2, 2021, or as soon as practicable thereafter.

The Company hereby authorizes Penny J. Minna, Esq. of DLA Piper LLP (US) to orally modify or withdraw this request for acceleration.

Please contact Penny J. Minna, Esq. of DLA Piper LLP (US) with any questions or comments at (410) 580-4228 or penny.minna@us.dlapiper.com. Please notify Ms. Minna by telephone when this request for acceleration has been granted. Thank you for your assistance with this filing.

[Signature on following page]

ATHENA TECHNOLOGY ACQUISITION CORP.

By:	/s/ Grace Vandecruze
Name:	Grace Vandecruze
Title:	Chief Financial Officer

cc:	Penny J. Minna, Esq.
Gerry	Williams, Esq.